Exhibit (12)

Statement of Computation of Ratio of Earnings to Combined Fixed Charges
and Preferred Stock Distributions

	Years Ended December 31,
	2013	2012	2011	2010	2009
	(In thousands)

Income from continuing operations	$32,338	26,017	22,565	18,605	26,945
Equity in earnings of unconsolidated investment	(366)	(356)	(347)	(335)	(320)
Income from continuing operations before adjustments	31,972	25,661	22,218	18,270	26,625
Fixed charges (from below)	40,712	40,560	39,031	39,327	38,916
Distributed income of equity investee	345	370	330	320	260
Capitalized interest	(5,064)	(4,660)	(3,771)	(3,613)	(5,856)
Preferred stock distributions	—		—	—	—
Earnings	$67,965	61,931	57,808	54,304	59,945

Interest expense	$35,192	35,371	34,709	35,171	32,520
Capitalized interest	5,064	4,660	3,771	3,613	5,856
Amortization of mortgage premiums	20	96	126	124	122
Interest component of rental expense	436	433	425	419	418
Preferred stock distributions	—	—	—	—	—
Combined fixed charges and preferred stock distributions	$40,712	40,560	39,031	39,327	38,916

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DISTRIBUTIONS	1.67	1.53	1.48	1.38	1.54